UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 22, 2014**

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA 24541

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

American National Bankshares Inc. ("Company") held its annual shareholders' meeting on May 20, 2014. There were 7,702,517 shares of common stock entitled to vote at the Annual Meeting, of which 6,131,008 shares were present in person or by proxy. At the annual meeting, our shareholders (i) elected each of the persons listed below to serve as a Class III directors of the Company, (ii) ratified the selection of an independent registered public accounting firm, (iii) approved executive compensation of the Company's named executive officers as disclosed in the proxy statement.

Our independent inspector of elections reported the vote of the shareholders as follows:

Proposal 1: Election of Class III Directors to Serve Until the 2017 Annual Meeting

Nominees	Votes For	Votes Withheld	Broker Non-Votes
Ben J. Davenport, Jr.	4,423,326	283,832	1,423,850
Charles H. Majors	4,446,853	260,305	1,423,850
Dan M. Pleasant	4,429,404	277,754	1,423,850

Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm

Votes For	Votes Against	Abstentions	Broker Non-Votes
5,881,748	242,270	6,990	0

Proposal 3: Approval of Executive Compensation as Disclosed in the Proxy Statement

Votes For	Votes Against	Abstentions	Broker Non-Votes
3,560,524	1,014,484	132,148	1,423,852

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2014

/s/ William W. Traynham

Senior Vice President and Chief Financial Officer